Bay Area Initiative

BAY AREA ECONOMIC IMPACT OF INVESTMENTS
(2020 – Present)

3 Number of Projects	$88.5M HIT Investment Amount	$223.8M Total Development Cost	347 Housing Units Created or Preserved	202 Low and Moderate Incoming Housing Units
$500.2M	1.4M	2,412	$83.0M	58%
Total Economic Impact	Hours of Construction Work Generated	Total Jobs Created	State, Local and Federal Tax Revenue Generated	Percent Affordable

*Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of June 30, 2024. Economic impact data is in 2023 dollars and all other figures are nominal.

Investors should consider the HIT's investment objectives, risks and expenses carefully before investing. Investors may view the HIT's current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department at 202-331-8055. Investors should read the current prospectus carefully before investing.